                                                                    Exhibit 99.1


                          SAFEGUARD SCIENTIFICS, INC.
                          --------------------------
                    DIRECTED SHARE SUBSCRIPTION PROGRAM FOR
                    ---------------------------------------
                         INTERNET CAPITAL GROUP, INC.
                         ----------------------------



                                FOR HOLDERS OF
                                --------------
                          GREATER THAN 490 SHARES OF
                          --------------------------
                          SAFEGUARD SCIENTIFICS, INC.
                          ---------------------------
                                 COMMON STOCK
                                 ------------
                               ON JUNE 14, 1999
                               ----------------

     If you have any questions regarding the Directed Share Subscription Program, please contact Safeguard's automated investor relations line at (888) SFE-1200 or the information agent at (877) 460-4356.

     Please do not call Internet Capital Group with any questions regarding this program. Only Safeguard's automated investor relations line or the information agent will be able to answer your questions.

[LOGO OF INTERNET CAPITAL GROUP APPEARS HERE]

                                                                          , 1999


Dear Safeguard Stockholder:

     As you may know, we are undertaking an initial public offering of the common stock of Internet Capital Group. We are permitting Safeguard Scientifics to use its Directed Share Subscription Program to offer you the opportunity to buy our common stock at our initial public offering price. We are offering a
total of               shares of our common stock to Safeguard stockholders
under the program.

     Safeguard has previously sent you materials describing in general terms how the program works. Set forth below is a detailed description of how the program will work in connection with our offering. Please review this description and the attached prospectus carefully in deciding whether or not you wish to invest.

Who can subscribe

     Only holders of greater than 490 shares of Safeguard common stock as of June 14, 1999 are eligible to directly purchase shares of our common stock in the program. Holders of 100 to 490 shares fo Safeguard common stock as of June 14, 1999 will receive a separate offer to acquire units in a unit investment trust that will represent the economic equivalent of shares of our common stock. Holders of fewer than 100 Safeguard shares will not be eligible to participate in the program.

You may not transfer your subscription offer

     The offer to purchase shares in this program may not be transferred except by involuntary operation of law such as death or certain dissolutions.

Number of shares for which you may subscribe

     To determine how many shares of our common stock you are eligible to purchase, divide the number of shares of Safeguard common stock that you owned as of June 14, 1999 by 10 and round up to the nearest whole number. For example, if you held between 491 and 500 shares of Safeguard common stock as of this date, you may subscribe for up to 50 shares of our common stock. You would have to have had at least 501 shares of Safeguard common stock to be eligible to subscribe for 51 shares of our common stock. You may not subscribe for a fractional share of our common stock.

Minimum Subscription Size

     The minimum subscription that we will accept for any account is for 50 shares of our common stock. Therefore, holders of fewer than 491 shares of Safeguard common stock as of June 14, 1999 will not be able to purchase our shares under the program. This limit applies to each of your accounts, not the aggregate of all of your accounts. If as of June 14, 1999 you held 300 shares of Safeguard common stock in one account and another 200 shares in a different account, we will not consider you to be the owner of 500 shares of Safeguard common stock. Since none of your accounts contained at least 491 shares of Safeguard common stock, you would not be eligible to subscribe.

     You are under no obligation to subscribe, but if you subscribe for any shares it must be for at least 50 shares in each account. For example, if you held 750 shares of Safeguard common stock in a single account as of June 14 , 1999 and you choose to purchase our shares under the program, you may purchase between 50 and 75 shares.

Subscription Price

     The price per share under the program will be the same price that all investors will pay in our initial public offering. The price per share in the initial public offering will be determined by negotiations between us and the underwriters of our offering. The factors that we expect to consider in these negotiations are described in the attached prospectus under the heading "Underwriting." We currently anticipate that the offering price will be between
$       and $       per share. We will inform you of the initial public offering price as described below under "How to Subscribe."

Stock Purchase Agreement with Safeguard Scientifics

     We intend to enter into a Stock Purchase Agreement with Safeguard.  This
agreement will provide that if all                   of our shares offered under
the program are not purchased by Safeguard stockholders, then Safeguard will purchase the remaining shares at our initial public offering price. Safeguard will be able to transfer all or part of its obligation to purchase these remaining shares to third parties.

How to Subscribe

     Enclosed with this letter and the attached copy of our preliminary prospectus is a subscription form. The subscription form specifies the number of our shares of common stock you may purchase in the program after we determine the initial offering price. We expect to determine the initial public offering price in late July to early August 1999, but various factors could hasten or delay us. We will close the initial public offering and stop accepting subscription forms four business days after we determine the initial public offering price.

     TO PURCHASE SHARES UNDER THE PROGRAM, YOU MUST ADHERE TO THE FOLLOWING
PROCEDURES:

 . Subscription forms and payments will not be accepted until after we have determined our initial public offering price. Any subscription forms or payments received before then will be returned to you.

 . Time will not permit us to notify you directly of our initial public offering price and closing date. Instead, Safeguard will take the following actions:

   . publicize the offering price and the closing date on Safeguard's Web site (www.safeguard.com) and through a press release;

   . make every effort to notify each broker, dealer, bank, trust company or other nominee that holds shares on behalf of Safeguard stockholders of the offering price and closing date;

   . make available an automated investor relations line (888-SFE-1200) on a 24 hour basis;

   .  make available an information agent (1-877-460-4356); and

   . through the Safeguard Web site, provide you with an opportunity to request e-mail notification (either directly to you or your designated representative).

    You will have to monitor these media to know when to place your order and deliver payment. Also, if you do not hold your Safeguard shares directly, you will need to keep in close contact with your broker, bank or other nominee that holds your Safeguard shares on your behalf since they will need to process the subscription for our shares and payment on your behalf.

 .   We will stop accepting orders under the program at 5:00 p.m. New York City time on the fourth business day after we determine the initial public offering price. Subscriptions forms and payments that have not been received by ChaseMellon Shareholder Services, L.L.C. by this deadline will not be honored. For example, if we determine the initial public offering price on a Thursday, ChaseMellon must receive all orders and payments by 5:00 p.m. New York City time on the following Wednesday. This deadline would be extended to the following Thursday if there were any intervening holidays on which the Nasdaq National Market was closed.

 .   To place an order for our shares under this program, you will have to take the following actions:

    . If you hold your Safeguard shares in your own name, you must complete and sign the subscription form and return it with full payment to ChaseMellon. Your subscription form and payment must be received by ChaseMellon before 5:00 p.m. New York City time on the fourth business day after we determine the initial public offering price. We will not honor any subscription form received by ChaseMellon after that date.

        We suggest, for your protection, that you deliver your subscription form and payment to ChaseMellon by overnight or express mail courier (or by facsimile transmission if you intend to wire funds) as follows:

        By Hand Delivery:

        ChaseMellon Shareholder Services, L.L.C.
        Reorganization Department
        120 Broadway - 13th Floor
        New York, NY 10271

        By Overnight or Express Mail Courier:

        ChaseMellon Shareholder Services, L.L.C.
        Reorganization Department
        85 Challenger Road
        Mail Drop Reorg
        Ridgefield Park, NJ 07660

        By Facsimile Transmission and Wire Transfer:

        ChaseMellon Shareholder Services, L.L.C.
        Facsimile Transmission:  (201) 296-4293
        To confirm fax, call:  (201) 296-4860
        Wire instructions:  Wire to: The Chase Manhattan Bank, New York, NY
                                     ABA #021000021
                            Attention: Chase Mellon Shareholder Services
                            Account: Reorg Account 323-859577
                            For: Safeguard Scientifics, Inc./Internet Capital
                                 Group
                            Reference: Subscription Number

    . If you hold your Safeguard shares through a broker, bank, trust company or other nominee, then after we determine the initial public offering price, you will have to contact the nominee that holds your Safeguard shares if you wish to place an order and arrange for payment. WE CAUTION YOU THAT BROKERS AND OTHER NOMINEES WILL REQUIRE SOME TIME TO PROCESS SUBSCRIPTION FORMS FROM SAFEGUARD STOCKHOLDERS. THEREFORE, THEY MOST LIKELY WILL STOP ACCEPTING SUBSCRIPTION FORMS EARLIER THAN THE FOURTH BUSINESS DAY AFTER WE DETERMINE THE INITIAL PUBLIC OFFERING PRICE.

        . You must pay the subscription price by check or money order in U.S. dollars representing good funds payable to "ChaseMellon Shareholder Services, L.L.C." or by wire tranfer. Until this offering has closed, your payment will be held in escrow by ChaseMellon Shareholder Services, L.L.C.

    . We will provide to each broker, dealer, bank, trust company, clearing corporation and other nominee who holds Safeguard shares for the account of others copies of the preliminary and final prospectus to provide to the beneficial owners. Each of those entities will be responsible for providing you with a copy of the preliminary and final prospectus. ChaseMellon Shareholder Services will mail copies of the premilinary and final prospectus to all record holders of Safeguard common stock as of June 14, 1999.

    . Safeguard will decide all questions as to the validity, form and eligibility of subscriptions (including times of receipt, beneficial ownership and compliance with minimum exercise provisions). The acceptance of subscriptions and the subscription price also will be determined by Safeguard. Alternative, conditional or contingent subscriptions will not be accepted. Safeguard reserves the absolute right to reject any subscriptions not properly submitted. In addition, Safeguard may reject any subscription if the acceptance of the subscription would be unlawful. Safeguard also may waive any irregularities or conditions in the subscription for our shares, and Safeguard's interpretation of the terms and conditions of the program will be final and binding.

    . We are not obligated to give you notification of defects in your subscription. We will not consider a subscription to be made until all defects have been cured or waived. If your subscription is rejected, your payment of the exercise price will be promptly returned by ChaseMellon.

Cancellation of Initial Public Offering

     We may cancel our initial public offering at any time up until the closing. If the initial public offering is canceled, Safeguard will publicize the cancellation on its Web site and through a press release. The program gives you no rights to purchase shares of our common stock if we cancel our initial public offering and any funds previously submitted by you will be returned promptly.

Federal Tax Consequences

     We believe that you will not be considered to have received a taxable distribution of property as a result of your having the opportunity to participate in this offering. Furthermore, we believe that, if the opportunity were considered to be a property right, its value would be minimal, because your opportunity is nontransferable, is of short duration and gives you only the ability to purchase our common stock under the program at the same price as other purchasers in our initial public offering. However, the Internal Revenue Service is not bound by this position, and you are encouraged to consult with your tax advisors about the federal, state and other tax consequences of the program.

Stabilization

     The underwriters of our initial public offering may engage in certain transactions that stabilize the price of our common stock. We make no representation as to the direction or magnitude of any effect that such transactions may have on the price of our common stock.

Risk Factors

     Investing in our common stock involves certain risks which are disclosed on
page     of the attached preliminary prospectus.

Certain Restrictions

     In managing the program, we and Safeguard will take reasonable steps to comply with the laws of the different countries in which Safeguard stockholders live. If compliance is too burdensome in one or more countries,